FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: March 5, 2004                                                   By :    /s/David Patterson/s/
Title:     Chairman

FORM 53-901.F

SECURITIES ACT

                             MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

TERRA NOVA GOLD CORP.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

March 5, 2004

Item 3.        Press Release

News release dated March 5, 2004 was issued in Vancouver, BC and disseminated through Canada Stockwatch and Market News.

Item 4.        Summary of Material Change

The Issuer reports that the Issuer has granted 2,810,000 incentive stock options to certain of its directors, officers and employees. All of the options are exercisable at a price of $0.35 per common share for a period of two years.

Item 5.        Full Description of Material Change

The Issuer reports that the Issuer has granted 2,810,000 incentive stock options to certain of its directors, officers and employees. All of the options are exercisable at a price of $0.35 per common share for a period of two years.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

DAVID PATTERSON
CHARIMAN            Telephone: (604) 684-0561

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 5 th day of March, 2004.

TERRA NOVA GOLD CORP.

Per:

"David Patterson"
David Patterson,
Chairman